Exhibit 99.1

 20 June 2022

Midatech Pharma PLC

("Midatech" or the "Company")

Directorate Change

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce the appointment of Dr Stephen Parker as a Director of the Company and Non-Executive Chairman of the Board with immediate effect.

Stephen Parker has over 30 years’ experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Chairman of Sareum Holdings plc (AIM: SAR) and Drishti Discoveries Ltd., a Non-Executive Director of MGC Pharmaceuticals Ltd (ASX,LSE: MXC) and an Executive Director of sp2 Consulting Limited. Previously, Stephen held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Stephen has an MBA from City University and a D.Phil. in biochemistry from Oxford University.

Dr Parker is taking over from Rolf Stahel, who has resigned as a Director of the Company and stepped down as Chairman in line with his proposed retirement, previously announced on 10 June 2022.

Additional Information

The following information is disclosed pursuant to Schedule Two paragraph (g)of the AIM Rules for Companies in relation to Dr Stephen Barry Parker, aged 63:

Current Directorships and Partnerships	Previous Directorships and Partnerships(past 5 years
Sareum Holdings Plc	Silence Therapeutics Plc
Sareum Limited	Liverpool Chirochem Limited
sp2 Consulting Limited	Albucasis Limited
sp2 Asset Management Ltd
MGC Pharmaceuticals Limited
Drishti Discoveries Ltd.
Eternans Ltd

Dr Parker was formerly a director of Celtic Pharma Development UK Plc, Xenova Group Limited and Xenova Limited, each of which were subsidiaries of Celtic Pharma GP Limited and were placed into creditors voluntary liquidation in April 2014.

As of the date of this announcement, Dr Parker holds no ordinary shares or options in the Company.

Save as disclosed above, there are no additional disclosures to be made in accordance with Schedule Two paragraph (g) of the AIM Rules for Companies.

For more information, please contact:

Midatech Pharma PLC
Stephen Parker, Chairman Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Ltd (Joint Broker)

Andrew Thacker / James Pope

Tel: +44 (0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies, to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information, please visit www.midatechpharma.com